Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SEC Mail
Mail Processing
Section

SEP 28 2009

Washington, DC
106

[redacted]

09047008

SUPPL

21 September 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp

Andrew M Knox
Public Officer

Enc.

dlw 9/30

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Cue Energy Resources Limited
ABN: 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Knox
Date of appointment	16 September 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities:

Securities pertaining to ordinary fully paid shares.

Share Rights	**Vesting**	
200,000	01/01/10	

Options	**Exercise Price**	**Expiry Date**
500,000	0.35	01/06/10
333,333	0.25	19/04/12
333,334	0.20	19/04/12
333,333	0.225	19/04/12
500,000	0.15	19/04/12

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
BB Nominees Pty Ltd **Silva Holdings Pty Ltd** **Abacus Enterprises Pty Ltd**	438,336 ordinary fully paid shares 1,000,000 ordinary fully paid shares 500,000 ordinary fully paid shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

+ See chapter 19 for defined terms.